Qimonda Expands Foundry Agreement with SMIC

Munich, Germany and Shanghai, China; August 21, 2007 –Qimonda AG (NYSE: QI) and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) one of the leading foundries in the world, today jointly announced that they have signed an agreement to expand their existing cooperation on the production of standard memory chips (DRAMs).

Under the terms of the agreement, Qimonda will transfer its 80nm DRAM trench technology to SMIC’s 300mm facility in Beijing and SMIC will manufacture DRAMs for computing applications in this technology exclusively for Qimonda. Furthermore, the agreement includes the option to transfer Qimonda’s 75nm technology to SMIC in the future.

“The extension of our cooperation with SMIC underlines our partnership commitment in Asia and it further increases our production capabilities,” said Kin Wah Loh, CEO and President of Qimonda.

“We are excited to further expand our partnership with Qimonda into 80nm manufacturing. The partnership has continued to drive the technology advancement of SMIC’s memory strategy,” said Dr. Richard Chang, President and CEO of SMIC.

Safe Harbour Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China. Headquartered in Shanghai, SMIC provides integrated circuit manufacturing service at 0.35um to 90nm and finer line technologies. SMIC has a 300mm wafer fabrication facility (fab) under start-up and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Italy, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab (under construction) in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 13,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.

Press Contact:

SMIC:
SMIC Press Contact:
SMIC Shanghai
Reiko Chang
Corporate Relations
+86 21 5080 2000 ext 10544
E-mail: PR@smics.com

Qimonda:

Public Relations	Name	Phone	E-mail
Worldwide Headquarters U.S.A. Asia Japan Investor Relations Worldwide Investor Relations Europe & Asia	Ralph Heinrich Donna Wilson Regine Liu Kenichi Sugiyama Steve Harrison Andreas Schaller	+49 89 60088 1300 +1 408 501 7188 +886 2 2652 6900 +81 3 5745 7339 +1 919 677 6904 +49 89 60088 1200	ralph.heinrich@qimonda.com donna.wilson@qimonda.com regine.liu@qimonda.com kenichi.sugiyama@qimonda.com steve.harrison@qimonda.com andreas.schaller@qimonda.com

For the Business and Trade Press: QI200734.012e